As filed with the Securities and Exchange Commission on January 20, 2012

Registration No. 333-177029

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Platinum Energy Solutions, Inc.

(Exact name of registrant as specified in its charter)

Nevada	1389	27-3401355
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2100 West Loop South, Suite 1601

Houston, Texas 77027

(713) 622-7731

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

J. Clarke Legler, II

Chief Financial Officer

2100 West Loop South, Suite 1601

Houston, Texas 77027

(713) 622-7731

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy R. Lavender, Esq.	Richard D. Truesdell, Jr., Esq.
Kelley Drye & Warren LLP	Davis Polk & Wardwell LLP
333 West Wacker Drive	450 Lexington Avenue
26th Floor	New York, New York 10017
Chicago, Illinois 60606	(212) 450-4000
(312) 857-7070

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This amendment is being filed solely to include exhibits to this registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee		$39,987
FINRA filing fee		$35,000
NYSE listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Pursuant to the provisions of the Nevada Revised Statutes 78.7502 to 78.752 (the “NRS”), we must indemnify directors and officers for any expenses, including attorneys’ fees, actually and reasonably incurred by any director or officer in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such director or officer because of his or her status as a director or officer, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The NRS permits a corporation to indemnify a director or officer, even in the absence of an agreement to do so, for expenses actually and reasonably incurred in connection with any action or proceeding (i) if such officer or director (a) acted in good faith and in a manner in which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, (b) is not liable pursuant to Section 78.138 of the NRS (fiduciary duties), and (c) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, or (ii) with respect to an action by or in the right of the corporation, if such director or officer (a) acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and (b) is not liable pursuant to Section 78.138 of the NRS (fiduciary duties), except that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines upon application that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

The NRS also prohibits indemnification of a director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the NRS may permit a director or officer to apply to the court for approval of indemnification even if the director or officer is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law. The NRS further provides that a corporation may purchase and maintain insurance for directors and officers against liabilities incurred while acting in such capacities regardless of whether the corporation has the authority to indemnify such persons under the NRS. Any discretionary indemnification under the NRS must be authorized upon a determination that such indemnification is proper: (i) by the stockholders, (ii) by a majority of a quorum of disinterested directors, or (iii) by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

Article VIII of the Company’s Amended and Restated Articles of Incorporation provide for the indemnification of a present or former director or officer, or person who is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise (including an employee benefit plan) to the fullest extent permitted by Nevada law. Such indemnification shall include expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually incurred by him in any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative because such individual is or was a director or officer. Additionally, the Company will advance any and all such expenses to the individual upon request.

The Company’s bylaws are silent with respect to indemnification.

The Company has entered into an indemnification agreement with each of its directors and officers. The agreement provides that the Company will indemnify, defend and hold harmless the director and/or officer to the fullest extent permitted by Nevada law.

The Company also maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains various industry exclusions and no claims have been made thereunder to date.

See “Item 17. Undertakings” on page II-7 for a description of the SEC’s position regarding such indemnification provisions.

Item 15.	Recent Sales of Unregistered Securities

The share numbers that follow have been adjusted to give effect to the one-for-ten and the one-for-five common stock splits effected in February 2011 and January 2012, respectively. During the three years preceding the filing of this registration statement, we issued and sold the following securities that were not registered under the Securities Act:

In October 2010, we issued 966,000 shares of common stock to certain members of management and accredited investors as founder’s stock for services in connection with the organization and commencement of operations of the Company. In November 2010, we issued 200,000 shares of common stock to the Layton Corporation and 2,000 shares of common stock to each of Martha Derrick and Joseph McDermott as founder’s stock for services in connection with the organization and commencement of operations of the Company. Layton Corporation is a company owned and controlled by one of the Company’s directors, Daniel T. Layton. In December 2010, we issued 20,000 shares of common stock to Robert Sonfield as founder’s stock for services in connection with the organization and commencement of operations of the Company and in exchange for the rescission of a previously issued warrant. Each of the foregoing issuances was made in reliance upon Rule 506 of Regulation D under the Securities Act.

On February 28, 2011, the Board approved a one-for-ten reverse common stock split, which became effective with respect to all shares outstanding prior to that date. In addition, on the same date the Company issued 2,000 shares of common stock to each of Rick Crandall, Crawford Shaw and Joel Wehner in connection with such persons agreeing to be directors of the Company following the closing of the Unit Offering. Each of the foregoing issuances was made in reliance upon Rule 506 of Regulation D under the Securities Act.

On March 3, 2011, we sold for cash $115,000,000 in aggregate principal amount of 14.250% Senior Secured Notes Due 2015 (the “Original Notes”) to accredited investors (as defined in Rule 501 under the Securities Act) and to non-U.S. persons in compliance with Regulation S under the Securities Act. Each initial purchaser of the Original Notes also received one warrant to purchase 24.358 shares of the Company’s common stock at an exercise price of $0.05 per share (as adjusted for the Reverse Stock Split) for each $1,000 principal amount of Original Notes purchased. We received proceeds, after deducting the discount to the initial purchasers, of approximately $112,429,000 from the offering of the Original Notes and related warrants.

On March 3, 2011 we issued units consisting of 20,000 shares of Series A Preferred Stock and 49,484,800 shares of common stock for $20 million to accredited investors under Rule 506 of the Securities Act, in exchange for cash. We received proceeds of $19,000,000, after deducting the $1,000,000 of commissions to the placement agents Global Hunter Securities, LLC and Knight Capital Americas, L.P. The Series A Preferred Stock will be redeemed by the Company upon the completion of this initial public offering, at a redemption price equal to the $20 million original purchase price.

On March 3, 2011, the Company issued 242,755 and 130,714 shares of common stock to Global Hunter Securities, LLC and Knight Capital Holdings LLC, respectively, as part of their compensation for acting as placement agents in connection with the Unit Offering. Each of the foregoing issuances was made in reliance upon Rule 506 of Regulation D under the Securities Act.

In March 2011, the Company issued 3,734,694 shares of common stock to L. Charles Moncla, Jr. as part of his employment arrangement to join the Company as its Chief Executive Officer. In addition, the Company issued 280,105, 12,000 and 12,000 shares of common stock to J. Clarke Legler, II, Michael H. Thompson and Joseph M. White, respectively, in connection with their employment arrangements. Each of the foregoing issuances was made in reliance upon Rule 701 under the Securities Act.

On August 29, 2011, the Company issued 15,000 shares to each of Joseph Crappell and Justin Brown in connection with their employment arrangements. On August 29, 2011, September 19, 2011 and October 18, 2011, we also issued 116,400 options, 12,000 options and 13,000 options, respectively, to purchase shares of common stock under the 2010 Plan, with an exercise price of $20.00 per share. The options to purchase common stock were issued in reliance on Rule 701 under the Securities Act.

On September 29, 2011 we completed an offering of an additional $50,000,000 in aggregate principal amount of notes pursuant to Rule 144A and to non-U.S. persons in compliance with Regulation S under the Securities Act.

On December 30, 2011, our Board of Directors approved a one-for-five reverse split of our common stock (the “Reverse Stock Split”). The Reverse Stock Split was approved by our stockholders and became effective on January 6, 2012 (the “Split Effective Date”). On the Split Effective Date, every five shares of common stock outstanding were converted into one share of common stock. No fractional shares were issued in connection with the Reverse Stock Split, and in lieu thereof, the number of shares of common stock held by any stockholder who would otherwise have been entitled to a fractional share was rounded up to the next highest full share. All share amounts in this Item 15 have been adjusted to reflect the Reverse Stock Split.

Item 16.	Exhibits and Financial Statement Schedules

The following is a list of all exhibits filed as a part of this Registration Statement on Form S-1, including those previously filed.

Number	Description
†1.1	Underwriting Agreement, among Platinum Energy Solutions, Inc., Morgan Stanley & Co. LLC, and J.P. Morgan Securities LLC, acting as representatives of the several underwriters.

3.1	Amended and Restated Articles of Incorporation of Platinum Energy Solutions, Inc. filed with the Secretary of State of Nevada on March 2, 2011 (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-4 of Platinum Energy Solutions, Inc. filed on August 30, 2011, Registration No. 333-176566 (the “Form S-4 Registration Statement”)).

†3.1.1	Form of Amended and Restated Articles of Incorporation of Platinum Energy Solutions, Inc. to be filed with the Secretary of State of Nevada.

Number	Description

3.2	Amended and Restated Bylaws of Platinum Energy Solutions, Inc. (incorporated herein by reference to Exhibit 3.2 to the Form S-4 Registration Statement).

†3.2.1	Form of Amended and Restated Bylaws of Platinum Energy Solutions, Inc.

*3.3	Specimen Common Stock Certificate of Platinum Energy Solutions, Inc.

4.1	Indenture, dated as of March 3, 2011, among Platinum Energy Solutions, Inc., Platinum Pressure Pumping, Inc., as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent (the “Trustee”), governing Platinum Energy Solutions, Inc.’s 14.250% Senior Secured Notes due 2015 (incorporated herein by reference to Exhibit 4.1 to the Form S-4 Registration Statement).

*4.2	First Supplemental Indenture, dated as of September 26, 2011, to Indenture dated as of March 3, 2011, among Platinum Energy Solutions, Inc., Platinum Pressure Pumping, Inc., as guarantor, and the Trustee, governing Platinum Energy Solutions, Inc.’s 14.250% Senior Secured Notes due 2015.

4.3	Warrant Agreement, dated as of March 3, 2011, between Platinum Energy Solutions, Inc., and The Bank of New York Mellon Trust Company, N.A., as warrant agent, relating to the issuance of Platinum Energy Solutions, Inc.’s 115,000 warrants entitling holders thereof to purchase common stock of Platinum Energy Solutions, Inc. (incorporated herein by reference to Exhibit 4.5 to the Form S-4 Registration Statement).

4.4	Registration Rights Agreement, dated March 3, 2011, among Platinum Energy Solutions, Inc., Platinum Pressure Pumping, Inc. as guarantor, Global Hunter Securities, LLC, and Knight Capital Americas, L.P., in relation to Platinum Energy Solutions, Inc.’s initial $115 million aggregate principal amount of 14.250% Senior Secured Notes due 2015 (incorporated herein by reference to Exhibit 4.4 to the Form S-4 Registration Statement).

*4.5	Second Supplemental Indenture, dated as of September 29, 2011, to Indenture dated as of March 3, 2011, among Platinum Energy Solutions, Inc., Platinum Pressure Pumping, Inc., as guarantor, and the Trustee, governing Platinum Energy Solutions, Inc.’s 14.250% Senior Secured Notes due 2015.

*4.6	Amendment to Registration Rights Agreement, dated as of September 29, 2011, made by Platinum Energy Solutions, Inc. and Platinum Pressure Pumping, Inc., in relation to Platinum Energy Solutions, Inc.’s initial $115 million aggregate principal amount of 14.250% Senior Secured Notes due 2015.

*4.7	Registration Rights Agreement, dated as of September 29, 2011, among Platinum Energy Solutions, Inc., Platinum Pressure Pumping, Inc. as initial guarantor, J.P. Morgan Securities LLC, in relation to Platinum Energy Solutions, Inc.’s additional $50 million aggregate principal amount of 14.250% Senior Secured Notes due 2015.

†5.1	Opinion of Kolesar & Leatham, Chtd.

*10.1	Master Service Agreement, dated as of September 1, 2010, between Encana Oil & Gas (USA) Inc. and Platinum Energy Solutions, Inc. (confidential treatment requested under Rule 406 of the Securities Act as to certain portions of such agreement, which were omitted and filed separately with the Securities and Exchange Commission).

*10.2	Work Order, effective as of September 1, 2010, between Encana Oil & Gas (USA) Inc. and Platinum Energy Solutions, Inc., as amended by Amendment No. 1 to Work Order, dated as of January 20, 2011, between Encana Oil & Gas (USA) Inc. and Platinum Energy Solutions, Inc. (confidential treatment requested under Rule 406 of the Securities Act as to certain portions of such agreement, which have been omitted and filed separately with the Securities and Exchange Commission).

*10.2.1	Letter Agreement, dated as of September 21, 2011 between Encana Oil & Gas (USA) Inc. and Platinum Energy Solutions, Inc.

Number	Description

*10.2.2	Amendment No. 2 to Work Order, dated as of December 19, 2011, between Encana Oil & Gas (USA) Inc. and Platinum Energy Solutions, Inc., amending Work Order, effective as of September 1, 2010 (confidential treatment requested under Rule 406 of the Securities Act as to certain portions of such agreement, which have been omitted and filed separately with the Securities and Exchange Commission).

*10.3	Prepayment Agreement, effective as of September 1, 2010, between Encana Oil & Gas (USA) Inc. and Platinum Energy Solutions, Inc. (confidential treatment requested under Rule 406 of the Securities Act as to certain portions of such agreement, which were omitted and filed separately with the Securities and Exchange Commission).

*10.4	Master Service Contract, dated as of March 28, 2011, between Petrohawk Energy Corporation and Platinum Energy Solutions, Inc. (confidential treatment requested under Rule 406 of the Securities Act as to certain portions of such agreement, which were omitted and filed separately with the Securities and Exchange Commission).

*10.5	Agreement for Fracturing Services (Eagle Ford Shale), effective as of September 1, 2010, by and between Petrohawk Energy Corporation and Platinum Energy Solutions, Inc., as amended by Addendum, dated as of January 14, 2011 (confidential treatment requested under Rule 406 of the Securities Act as to certain portions of such agreement, which were omitted and filed separately with the Securities and Exchange Commission).

10.6	Full Service Master Lease Agreement, dated as of July 7, 2011, between Platinum Energy Solutions, Inc. and Midwest Railcar Corporation (incorporated herein by reference to Exhibit 10.6 to the Form S-4 Registration Statement).

10.7	Lease Purchase Agreement, dated as of March 3, 2011, among Platinum Energy Solutions, Inc., Well Services Blocker, Inc., Moncla Coil Tubing Well Services, L.L.C. and Moncla Pressure Pumping Well Services, L.L.C. (incorporated herein by reference to Exhibit 10.7 to the Form S-4 Registration Statement).

10.8	Security Agreement, dated March 3, 2011, among Platinum Energy Solutions, Inc., the Grantor parties thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent (incorporated herein by reference to Exhibit 10.8 to the Form S-4 Registration Statement).

10.9	Stock Unit Purchase Agreement, dated February 28, 2011, among Platinum Energy Solutions, Inc., and the purchasers named therein, relating to the sale of the Company’s Stock Units consisting of its non-convertible non-voting preferred stock plus shares of common stock (incorporated herein by reference to Exhibit 10.9 to the Form S-4 Registration Statement).

10.10	Stockholders Agreement, dated March 3, 2011, among Platinum Energy Solutions, Inc. and the stockholders named therein (incorporated herein by reference to Exhibit 10.10 to the Form S-4 Registration Statement).

10.11	2010 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 10.11 to the Form S-4 Registration Statement).

10.12	Employment Agreement, dated as of March 3, 2011, between Platinum Energy Solutions, Inc. and L. Charles Moncla, Jr. (incorporated herein by reference to Exhibit 10.12 to the Form S-4 Registration Statement).

10.13	Employment Agreement, dated as of March 3, 2011, between Platinum Energy Solutions, Inc. and J. Clarke Legler, II (incorporated herein by reference to Exhibit 10.13 to the Form S-4 Registration Statement).

10.14	Form of Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.14 to the Form S-4 Registration Statement).

10.15	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.15 to the Form S-4 Registration Statement).

*10.16	Form of lock-up agreement.

Number	Description

*10.17	Portfolio Loan Account Facility Letter of Acceptance for Platinum Energy Solutions, Inc. by Morgan Stanley Bank, N.A., dated as of November 19, 2010.

**10.18	Supply and Service Agreement, dated as of July 22, 2011, between Platinum Energy Solutions, Inc. and Frac Sand Services LLC (confidential treatment requested under Rule 406 of the Securities Act as to certain portions of such agreement, which have been omitted and filed separately with the Securities and Exchange Commission).

*10.19	Supply Agreement, dated October 5, 2011, between Platinum Energy Solutions, Inc. and flexFrac Proppant Sand Suppliers LLC (confidential treatment requested under Rule 406 of the Securities Act as to certain portions of such agreement, which were omitted and filed separately with the Securities and Exchange Commission).

*10.20	Credit Agreement, dated as of December 28, 2011, among Platinum Energy Solutions, Inc., as Borrower, Platinum Pressure Pumping, Inc., as Guarantor, and JPMorgan Chase Bank, N.A., as the Bank.

*10.21	Continuing Guaranty, dated as of December 28, 2011, made by Platinum Pressure Pumping, Inc., as Guarantor.

*10.22	Revolving Note, dated as of December 28, 2011, made by Platinum Energy Solutions, Inc., in favor of JPMorgan Chase Bank, N.A. in the aggregate principal amount of $15,000,000.

*10.23	Security Agreement, dated as of December 28, 2011, among Platinum Energy Solutions, Inc. and Platinum Pressure Pumping, Inc., as Grantors, and JPMorgan Chase Bank, N.A., as Lender.

*10.24	Joinder No. 1 to Security Agreement, dated as of December 28, 2011, between Platinum Energy Solutions, Inc and JPMorgan Chase Bank, N.A.

*10.25	Intercreditor Agreement, dated as of December 28, 2011, between JPMorgan Chase Bank, N.A. as First Lien Lender, and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent under the second lien documents on behalf of the second lien creditors.

*23.1(a)	Consent of KPMG LLP.

*23.1(b)	Consent of KPMG LLP.

†23.2	Consent of Kolesar & Leatham, Chtd. (included in the opinion filed as Exhibit 5.1).

*23.3	Consent of Spears & Associates.

*23.4	Consent of Richard L. Crandall.

*24.1	Powers of Attorney.

*	Previously filed.
**	Filed herewith.
†	To be filed by amendment.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, the State of Texas, on January 20, 2012.

Platinum Energy Solutions, Inc.

By:	/s/ J. CLARKE LEGLER, II
Name: J. Clarke Legler, II
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on January 20, 2012 in the capacities indicated.

Signature	Title

* L. Charles Moncla, Jr.	Chief Executive Officer and Director (Principal Executive Officer)

/s/ J. CLARKE LEGLER, II J. Clarke Legler, II	Chief Financial Officer, Secretary and Director (Principal Financial Officer)

* Justin W. Brown	Principal Accounting Officer

* José E. Feliciano	Director

* Colin Leonard	Director

* Daniel T. Layton	Director

/s/ RICHARD L. CRANDALL Richard L. Crandall	Director

*By:	/s/ J. CLARKE LEGLER, II
Name:	J. Clarke Legler, II
Title:	Attorney-in-Fact

EXHIBIT INDEX*

Exhibit Number	List of Exhibits

10.18	Supply and Service Agreement, dated as of July 22, 2011, between Platinum Energy Solutions, Inc. and Frac Sand Services LLC (confidential treatment requested under Rule 406 of the Securities Act as to certain portions of such agreement, which have been omitted and filed separately with the Securities and Exchange Commission).

*	The Exhibit Index lists only those exhibits being filed with this Amendment No. 5